UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at August 18, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: August 18, 2009

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL UPDATES DIAMOND SALES NOTING PRICE IMPROVEMENTS
40-CT STONE SELLS US$15,200 PER CARAT; 21-CT STONE SELLS US$17,400 PER CARAT

August 18, 2009, Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) updates production and diamond sales for 2009. Reported sales are for diamonds produced from the Holpan, Klipdam, and Saxendrift mines. The Company's fourth operation, Wouterspan, which is located on the Middle Orange River adjacent to Saxendrift remains on care and maintenance. All of these mines are located in the Northern Cape Province of South Africa.

Diamond sales since March 2009 are summarized by month in the table below. Sales and revenues achieved since the start of 2009 have included a combination of tenders, direct selling of select goods to specialized manufacturers, sales to the South African State Diamond Trader, and income from special stones beneficiated in terms of Rockwell's agreement with the Steinmetz Diamond Group.

Month	Carats	Revenue (US$)	Average Value (US$/carat)
March	2,872.47	$1,526,521	$ 531
May	2,243.82	$1,311,929	$ 585
June	1,564.64	$1,094,857	$ 700
July (i)	2,486.38	$1,795,188	$ 722
July (ii)	1,809.38	$2,215,737	$1,225

Sales data for individual mines and the group average for the two latest sets of diamond sales are described below.

Early July Diamond sales: An average price of US$722 per carat was achieved from the first sale in July which included production from the period of late May and June 2009, shown in the table above as July (i). Diamonds sold for this period include:
•         15 stones in the 10-20 carat range
•         6 stones in the 20-30 carat range
•         Largest stone was 38.33 carats.

A third of the goods shown in the July (i) sale were marketed through direct sales and the balance was sold by tender. Fifty-one buyers attended the tender and 45 buyers bid on parcels. Sales in the 0.5 to 10 carat range showed an increase of at least 10% above the previous sales. There were also price increases for cleaner stones. Details by mine are tabulated below:

July (i) Diamond Sales
Mine	Carats	Revenue (US$)	Average Value (US$/carat)
Holpan	612.39	$ 332,409.73	$ 542.81
Klipdam	1,042.36	$ 599,345.27	$ 574.99
Saxendrift	831.03	$ 863,427.58	$1,038.98
Total	2,485.78	$1,795,182.58	$ 722.18

Late July Diamond sales: Results from the most recent sale for Rockwell diamonds (table July (ii) below) for which an average price of US$1,224 per carat was achieved. These goods were mined in late June and July 2009. A limited amount of direct sales were done and a greater part of the production was sold via tender. Diamonds included in these sales figures included the following:
•        7 stones in the 10 - 20 carat range
•        3 stones in the 20 - 30 carat range
•        1 stone in the 30 - 40 carats range
•        1 stone in the 40 - 50 carat range

Two mid-sized stones achieve excellent prices: The largest stone sold in late July was a 40-carat D-colour flat stone with inclusions in the surface which achieved a price of US$15,200 per carat. In addition, an excellent 21.69-carat internally flawless stone of E-colour achieved a price of US$17,400 per carat.

Sales prices for late July showed an approximate 10% increase over the previous period for small stones (less than 0.75 carats), and approximately 5% increase for 0.75-2.49 carat stones, whereas 2.50-4.79 carat stones achieved similar prices to the previous sale for better quality goods. Spotted diamonds (stones with a large number of inclusions) achieved far lower prices than in the previous sales period.

July (ii) Diamond Sales
Mine	Carats	Revenue (US$)	Value US$/carat
Holpan	453.60	$ 622,554.00	$1,372.47
Klipdam	916.36	$ 286,318.70	$ 312.45
Saxendrift	439.42	$1,306,850.90	$2,974.04
Total	1,809.38	$2,215,723.60	$1,224.58

Production and costs: Production statistics for each mine are tabulated below. The average cash costs of production from March 1 to July 31, 2009 (over the Company's 2010 fiscal year) for the group has been approximately US$2.78 per tonne. A combination of restructuring, efficiency and plant throughput improvements, cost control measures, and increasing production are successfully keeping monthly cash costs below the Company's target range of US$3.00-3.50 per tonne. This unit cost is expected to remain at the low end of the range as the Company continues to increase production at existing operations and improve processing plant efficiencies.

Production March-July 2009
Mine	Volume (cubic meters)	Carats	Average Grade (carats/100 cubic meters)	Cost (US$/tonne)
Holpan	338,351	2,330.50	0.69	2.97
Klipdam*	404,108	3,667.90	0.91	2.67
Saxendrift	415,086	2,741.25	0.66	2.68
Total	1,157,545	8,747.93	0.76	2.78

*Included in the Klipdam inventory are 199.89 carats from Windsorton, a prospecting right

In response to the greater than 50% decrease in diamond prices in the latter part of 2008, Rockwell suspended diamond sales through late 2008 and early 2009 and resumed sales in late February 2009. Rockwell's 2009 sales strategy has achieved some success by a combination of direct sales to select buyers and manufacturers and sales by tender. Sales during the first three months of 2009 comprised a combination of direct selling to buyers, and limited tenders sales given overall buying interest was subdued and opportunistic buying patterns were apparent for about 30% of the buyers. Since June, there has been stronger buying interest and attendance at diamond tenders has increased with the numbers of buyers at the latest tenders approaching the levels apparent in 2008. Equally encouraging, prices have remained firm in spite of a large release of diamonds by De Beers in June and the recent resumption of Russian diamond sales.

Overall Rockwell has noted good demand in the 2 to 10 carat rough stone range, with the strongest buying focussed on the 2 to 5 carat market segment. Demand and prices for 3 carat rough stones have been extremely strong since March 2009 and prices realized have been similar to those for early 2008 for better quality goods. Demand and prices for plus 10 carat stones, however, have remained subdued, although top quality white and yellow stones have started to move with prices at about 60 to 75% of last year.

President and CEO John Bristow commented "Rockwell is encouraged by the improvement in buying activities by diamantaires and manufacturers along with the concomitant increase in prices. Based on results to date and our view on demand, sales, and production trends, we foresee a steady overall improvement in prices, albeit staying well below the highs of 2008, for our production going forward through the remainder of the 2009 calendar year. We believe that our swift response to cut costs and production in late 2008 and early 2009 has allowed the Company, largely, to weather the worst of the market conditions. At prices of about US$1,000 per carat and monthly production of 2,400 carats, the Company is cash flow positive, and as prices improve further Rockwell will return to profitability. Rockwell is ideally placed to resume operations at Wouterspan as the market strengthens and thereafter resume its growth and consolidation plans in the medium term."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.